Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)
Below is a transcript of the first quarter 2010 earnings conference of RRI Energy, Inc. which was held on May 6, 2010 at 9:00 a.m., Central Time.
CORPORATE PARTICIPANTS
Dennis Barber
RRI Energy, Inc. — VP IR
Mark Jacobs
RRI Energy, Inc. — President, CEO
Rick Dobson
RRI Energy, Inc. — CFO
CONFERENCE CALL PARTICIPANTS
Daniel Eggers
Credit Suisse — Analyst
Brandon Blossman
Tudor, Pickering, Holt — Analyst
Lasan Johong
RBC Capital Markets — Analyst
Nitin Dahiya
Nomura Securities — Analyst
Brian Chin
Citigroup — Analyst
Ameet Thakkar
BofA Merrill Lynch — Analyst
Michael Lapides
Goldman Sachs — Analyst
Neel Mitra
Simmons & Co — Analyst
Gregg Orrill
Barclays Capital — Analyst
Julian Smith
UBS — Analyst
Robert Howard
Prospector Partners — Analyst
Raymond Leung
Goldman Sachs — Analyst
John King
Western Asset Management — Analyst

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PRESENTATION
Operator
Welcome to RRI Energy’s first quarter 2010 earnings conference call. My name is Kristine, and I will be your operator for today’s conference. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded.
I will now turn the call over to Mr. Dennis Barber, Vice President Investor Relations. Mr. Barber, you may begin.
Dennis Barber — RRI Energy, Inc. — VP IR
Good morning and welcome to RRI Energy’s first quarter conference call. Leading the call are Mark Jacobs, President and CEO and Rick Dobson, Chief Financial Officer. Following our prepared remarks, we’ll have a question and answer session. The earnings release, as well as the slide presentation we’re using today, is available on our web site at www.RRIEnergy.com in the investor relations section. A replay will also be available on the web site approximately two hours after the call.
Consistent with our past practice, we’re using several non-GAAP measures to provide additional insight into the operating results. Reconciliations of the non-GAAP measures to GAAP figures are available on the web site. As we previously indicated, we are not updating the 2010 or 2011 outlook in light of our pending merger with Mirant, and do not expect to do so until after the transaction is closed.
I would remind you that the principal near-term drivers of our open and adjusted EBITDA are commodity prices. We have provided commodity price that allow you to understand the commodity price changes on our outlook. Finally, any projections or forward-looking statements made on this call are subject to the Safe Harbors contained in our SEC filings, and actual results may differ materially from the projections in these forward-looking statements. I’ll now turn it over to Mark.
Mark Jacobs — RRI Energy, Inc. — President, CEO
Thank you, Dennis. Good morning, everyone. Welcome to our first quarter earnings call. This morning we released our Q1 2010 results. We reported open EBITDA of $25 million and adjusted EBITDA of $32 million. We also generated $61 million of free cash flow during the quarter. All of these figures were up slightly versus Q1, 2009. Rick will take you through the results in more detail, but the headlines are that we continue to execute well despite the challenging commodity price and economic environment. The highlight since our last earnings call is our announced merger with Mirant Corporation to form GenOn Energy. On slide five, I wanted to touch on the principal benefits of this transaction.
The bottom line is that this transaction creates significant near-term value, while it preserves the fundamental value proposition of a recovery in commodity prices and supply demand fundamentals. GenOn will be able to operate with $150 million lower cost than the combined spending of Mirant and RRI Energy as separate companies. The savings come from the scalability of costs to operate the business that are outside of plant spending — corporate support and G&A costs.
While cost reductions will come from both Mirant and RRI, here’s a simplistic way to think about the $150 million figure. If you add total support costs for both companies on a stand alone basis, you come up with approximately $390 million. Let’s assume that half of that, or $195 million is from each company. Achieving $150 million in savings means adding an incremental $45 million of cost to either company on a stand alone basis, to support the addition of the other’s plants. We’re very confident these savings will be fully realized in 2012.
We’re also committed to building GenOn with the best operating practices from each of Mirant and RRI Energy. Undoubtedly, using the best practices we’ll find other opportunities to improve the bottom line. But they’re not included in the $150 million figure. Now, a few other highlights of the combination. GenOn will be strong financially, with manageable debt levels and ample liquidity. The merger will create one of the largest merchant generation companies in the US, with 24,700 megawatts of capacity. GenOn will have a diversified geographic presence and increased scale in important competitive markets like PJM.

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Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
On slide six, I’d provide on update on the steps to close the merger. The key take away is that we’re on track to close before the end of the year. There are three significant steps to get the transaction closed, regulatory approvals, financing, and shareholder approval. In terms of regulatory approvals, we filed for New York public service commission approval two weeks ago, and we expect to be making the FERC and Hart-Scott-Rodino filings in the very near future. We will fully cooperate with the regulatory agencies in their review of the transaction, but we’re not aware of any material issues.
Rick and Bill Holden, Mirant’s CFO, are leading our efforts on the financing front. To remind you, between Mirant and RRI, there’s approximately $1.8 billion of debt that intend to address prior to closing. In addition, we expect to replace our respective revolving credit arrangements with a new facility. The team is in active dialogue with a variety of financing sources, and is evaluating the best path forward. With regard to shareholder approval, the next step is to file the preliminary joint proxy statement with the SEC. The lawyers and accountants are hard at work preparing this document and we expect to file it before the end of Q2.
Before leaving this slide, I wanted to touch on the integration work that’s under way. Bill Holden and I, co-chair of the integration team. The full integration team meets weekly in person and is making very good progress to ensure that we meet the cost savings commitment, and are in a position to operate seamlessly day one after closing.
Moving to slide seven. On our last earnings call, I reviewed our 2010 initiatives. As you know, our industry is subject to a number of factors we cannot control, such as natural gas prices and supply demand fundamentals. Our focus is squarely on what we can control, how we operate the business, how we finance it, how we manage risk, and how we position it to create long-term value. This slide provides an update on our progress since our last call.
As I discussed, the announced merger with Mirant is the highlight. From my perspective, the merger transaction is a significant accomplishment with respect to our priority to create value from industry consolidation. Notwithstanding the merger, we’re still highly focused on the rest of these initiatives, and I wanted to touch on a couple of them on the slide.
One of the most important areas is operational excellence. Our goal is to be the best operator of power plants and capture every nickel of value out of our assets. On our last call, we discussed our views on the appropriate measuring sticks for success. The total margin capture factor measures effectiveness. And the cost per megawatt and the cost per megawatt hour measure efficiency. We’re on track for these measures we discussed on the last earnings call. Rick will provide you additional information on these in a moment.
Turning to forward capacity revenue. You’ll recall that First Energy is moving into PJM effective June 2011. This move impacts our Avon Lake, Niles and Newcastle plants which will move from ISO to PJM. In March, PJM conducted an RPM integration capacity auction for planning years 2011 and 2012, relating to the FirstEnergy move. We bid our three plants, which total just over 1150 megawatts, into the special auction. As we expected, prices in integration auction cleared in line with prices from the base auctions — $109 per megawatt day for planning year 2011, and $20 per megawatt day in planning year 2012. All of our capacity cleared in planning year, 2011. And 65% of the megawatts cleared in planning 2012.
The bottom line results from this quarter are that we captured an additional $54 million of incremental future forward capacity revenue. As you may be aware, the base RPM capacity auction for planning year 2013 is under way. Results are scheduled to be posted by PJM next week. We will be reporting on the effect to our future forward capacity revenues on our next earnings call.
Finally, I wanted to touch on the scrubber installation at the Cheswick station. We have a planned outage underway, during which we’ll complete the tie-in of the scrubber. I expect this to be completed in Q2 in which point about half of our coal generated megawatt hours will come from scrub plants.
I’ll now turn the call over to Rick Dobson, our Chief Financial Officer.
Rick Dobson — RRI Energy, Inc. — CFO
Thank you, Mark. Let’s turn to slide nine. Open energy gross margin available was relatively flat year-over-year. The average unit margins declined at Seward, Keystone, Conemaugh and Shawville, while margins in the western part of PJM improved, relative to a year ago. The impact of outages, both planned and unplanned, drove the $6 million decline in open energy gross margin. I will discuss this in more detail in the next slide that addresses operational effectiveness as well as efficiency.

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Improved PJM auction results for the periods affecting the first quarter of 2010 drove the increase in other margin up $20 million. In addition, our general administrative and other expenses declined $9 million as the alignment of our business to a pure merchant generator platform was completed in the latter half of 2009. Open EBITDA was $20 million in the first quarter of 2010. Our natural gas and power hedges performed as expected in the first quarter of 2010, bringing our adjusted EBITDA to $32 million compared to $20 million last year. We generated free cash flow of $61 million in the first quarter of this year compared to $45 million last year. We had lower capital expenditures as we were approaching the end of our Cheswick scrubber installations Mark mentioned.
Before I move on to the next slide, I wanted to touch on something you will see when you review our first quarter GAAP financial statements. As many of you know from our fourth quarter discussion related to FASB statement 144, we are required to evaluate our long lived assets for impairment as market conditions materially change. Since we had significant gas coal spread contraction in the first quarter of this year, we performed such a review. The review resulted in impairments totaling approximately $250 million at our Elrama and Niles plants. As many of you may recall, these plants are in restored profit or marginal category that we discussed at our investor conference last July.
Let’s turn to slide 10. We captured 82.4% of the available gross margin from our generation fleet in the first quarter of 2010 compared to 85.2% in 2009. The variance was primarily driven by a planned outage at our Shawville plant, as well as an unplanned outage at our Cheswick plant. We are still on track to deliver our annual target of 90%.
As most of you know, the shoulder months are when many of our plant outages occur, as well as when we generate lower volumes. As such, the quarterly TMCF percentages tend to average less than our full-year projection. Our costs per megawatt hour was $4 better than $2009 as we had slightly higher generation volumes, driven by a cold January in the northeast combined with lower G&A and maintenance capital expenditures in 2010. The same lower cost factors also drove a $1200 improvement in cost per megawatt versus 2009.
So now we’ll review slide 11. As part of our 2010 capital structure priorities and consistent with our philosophy, we retired the Orion senior notes with $400 million of cash in early May. As you recall, we implemented a modest hedging program for 2010 and 2011 designed to deliver free cash break-even or better and protect our existing cash position. The hedging program provides added flexibility that enabled us to redeploy cash to retire the Orion notes. With the Orion senior note retirement, we have approximately $2.4 billion of gross debt, including our off-balance sheet leases, and $1.4 billion in available liquidity, which includes $750 million of cash. The combination of our hedging program, balance sheet philosophy and solid liquidity profile leave us well positioned to create long term shareholder value.
With that, let me turn it back to Mark to wrap up.
Mark Jacobs — RRI Energy, Inc. — President, CEO
Thanks, Rick. Let me wrap up on slide 12. We recognize that our business is highly leveraged to a commodity price and economic recovery. It’s the fundamental value proposition in any merchant power stock. Our approach is simple. We’re focused on the things we can control.
The announced merger with Mirant fits perfectly with this philosophy. The transaction will create significant near-term value through corporate support and G&A cost savings, value that is within our control. Value that can be delivered irrespective of the direction of commodity prices or the economy. Bottom line? The Mirant merger preserves the fundamental RRI value proposition, increases efficiency and improves our long-term position. With that, operator, let’s open the line for questions.
QUESTION AND ANSWER
Operator
Thank you. We will now take questions. (Operator Instructions). The first question comes from Daniel Eggers from Credit Suisse. Please go ahead.
Daniel Eggers — Credit Suisse — Analyst
Hey, good morning, guys.

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Rick Dobson — RRI Energy, Inc. — CFO
Good morning, Dan.
Daniel Eggers — Credit Suisse — Analyst
I was wondering if you could talk more about the interim capacity auction, how you guys are thinking about bid strategy given the fact that not all of the megawatts cleared from the first planning auction to the second as the price went down. What’s building into that bid and how should we think about that affecting, you know, maybe the strategy coming in for the upcoming auction some.
Mark Jacobs — RRI Energy, Inc. — President, CEO
Dan, the auction as we mentioned, that was held in March of this year. We cleared about 65% of those in 2012. As I mentioned in the prepared comments, the price levels that came out of that auction were consistent with the price levels we saw in the original base auctions of about 109 per megawatt day for planning year 2011 and $20 per megawatt day for planning year 2012. There are a number of restrictions that we have, and parameters in terms of how we bid those units. All of those are in essence, suggest to caps in terms of how we can bid those that in essence are based on your variable costs. The results came in just as we expected both from a price level as well as the units that we had clear.
Daniel Eggers — Credit Suisse — Analyst
I guess as we look at the upcoming auction, given the fact the forward energy are certainly challenged. Does that change the behavior of bidding all the assets in, or showing more price into whether you commit some of the capacity, particularly after you move out of the tier one assets?
Mark Jacobs — RRI Energy, Inc. — President, CEO
I’d come back to the point of there are a number of rules and regulations that we comply with in all respects, in terms of how you can bid. So there are some very specific rules in terms of the maximum amount that you are allowed to bid from a capacity standpoint. Some of that takes into account historical energy margin that’s been used off of unit, and what your avoidable costs are if you don’t run the unit. So really, as I said, that bidding strategy, it wouldn’t be appropriate for me to get into the specifics of that. We fully comply with all of the rules associated with the PJM auctions.
Daniel Eggers — Credit Suisse — Analyst
Okay. On guidance, can you remind me, you guys are going to update guidance one more time in the proxy? If so, can you just tell us what approximate commodity curve you guys are using on those numbers?
Mark Jacobs — RRI Energy, Inc. — President, CEO
What you’re going to see when we file the preliminary prospectus here, you will see a summary of the financial information that each of the RRI and Mirant boards used in evaluating the transaction and the financial information that was provided to our financial advisors in rendering their fairness opinions. That curve date, as I recall, a mid-March type of curve date.
Daniel Eggers — Credit Suisse — Analyst
Okay. Then I guess because you guys aren’t showing that hedge data anymore, can you just give a little color around what you’re seeing out in the coal markets, your appetite for contracting today and kind of, if you are seeing any difference between the quoted forward prices and what you are actually able to buy coal for?
Mark Jacobs — RRI Energy, Inc. — President, CEO
Dan, I guess on the commodity prices in general I’d say since the beginning of the year, we’ve continued to see pressure on gas prices. Coal prices in general have remained relatively flat. As we’ve talked about before, the principal coal contracting season is Q2, spilling into Q3, so a lot of the quoted prices that you see out there in the market are for smaller transactions, not significant amounts of volumes, so we are just now starting to get into that contracting season here, and again, most of those agreements are bilateral, they are covered by confidentiality provisions here. But I would say in general, as I’ve said, we’ve seen coal prices hang in there since price levels in the beginning of the year.

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Daniel Eggers — Credit Suisse — Analyst
Sorry. One last one on that, Mark. Will you give any updated color at the next earnings call around coal hedging activity if this is the busy period?
Mark Jacobs — RRI Energy, Inc. — President, CEO
Dan, again, we’re going to have to, certainly we’re not going to be in a position to provide outlook. I do think, as I said, we’ll be able to give you an update, just in terms of significant activities that we’ve undertaken, so I think that would be a reasonable expectation.
Daniel Eggers — Credit Suisse — Analyst
Thank you.
Operator
The next question comes from Brandon Blossman from Tudor, Pickering Holt. Please go ahead.
Brandon Blossman — Tudor, Pickering, Holt — Analyst
Good morning, guys.
Rick Dobson — RRI Energy, Inc. — CFO
Good morning, Brandon.
Brandon Blossman — Tudor, Pickering, Holt — Analyst
Just to hit on RPM one more time, what do you see in this auction as far as fundamentals? I know, the energy component has come off a little bit, which should help and supply/demand doesn’t look horrible vis-a-vis last time. Do you have any thoughts about that?
Mark Jacobs — RRI Energy, Inc. — President, CEO
Well, the first point I’d make as you guys know, capacity markets and the RPM in particular provides a very meaningful source of revenue for us. It’s predictable that you can see several years out. We’ve got about 7600 megawatts to bid into the auction. Again, as I mentioned, those results, we expect those to be posted at the end of next week. I think when you think about the fundamentals, I’d point to a couple things that are going to be changes in the 2013 auction versus the 2012 auction. The first is the removal of the offer cap on existing demand resources. You may recall that in the planning the 2012 auction, existing demand resource effectively had to bid in at zero. The FirstEnergy load is going to be included in this auction, and with that move, there was more load that came in than generation volume that came in. There’s some increases in the net cone rate that will raise the demand curve.
PJM made some updates on the transmission, that will be a positive for both Eastern Mac and Mac, where we have significant part of our assets. I think the wild cards in the auction, Brandon, how much does demand response bid at in terms of a price? What if any new generation bids in at. I think the other factor that could have an impact on the auction is kind of what if any new LDAs clear? That potentially has a negative impact for RTO, because as you know, if an LDA clears it goes into the rest of the auction at zero. All of that, as I said, a long way of saying we’re anxious to see the results of these along with everybody else.

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Brandon Blossman — Tudor, Pickering, Holt — Analyst
The color is helpful. Any additional color that you’d be willing or able to provide around the $1.8 billion of new debt?
Mark Jacobs — RRI Energy, Inc. — President, CEO
That’s something that Rick and Bill Holden and our respective financing teams are hard at work. It’s the highest priority right now within our respective financing staffs. It’d be premature for me to comment other than to say the team is looking at all of the available options it has to us and trying to, or developing a plan that we think is going to give us the highest chance of success, give us attractive financing going forward.
Brandon Blossman — Tudor, Pickering, Holt — Analyst
No big hiccups so far and you’re getting a reasonably positive response?
Mark Jacobs — RRI Energy, Inc. — President, CEO
The teams are engaged in active dialogue with a number of financing sources. You guys track the financing markets as closely as we do. I think we continue to feel like the financing markets are attractive, and we’re very confident that we can get the financing done on terms that are going to be attractive for our shareholders and check that requirement off in terms of getting the merger closed.
Brandon Blossman — Tudor, Pickering, Holt — Analyst
Time for one more question?
Mark Jacobs — RRI Energy, Inc. — President, CEO
Sure.
Brandon Blossman — Tudor, Pickering, Holt — Analyst
Okay. Thanks. Any thoughts about alternative coal supplies for next year given that there is obvious tightness in the pit seam market in the Illinois basin coal? Any test burns on PRB or changes in that front?
Mark Jacobs — RRI Energy, Inc. — President, CEO
In general, Brandon, I’d say as we approach the coal contracting season, we are always evaluating a wide range of potential sources here. As you know, the boilers in the units we have in general were engineered and designed for specific types and grades of coal. So the degrees of freedom we have to change those specifications of coal without significant capital expenditures are somewhat limited. That being said, as we said, we’ve used PRB coal and blended that in at a couple of our different facilities. That’s something the team is actively working on today as we approach that contracting season to find the right kind of overall optimal blend of coal for us. It’s going to give us the best performance of the units at the lowest cost.
Brandon Blossman — Tudor, Pickering, Holt — Analyst
Thanks so much.
Operator
The next question comes from Lasan Jahong from RBC Capital Markets. Please go ahead.

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Lasan Johong — RBC Capital Markets — Analyst
Thank you. The 2013 auction where only 65% of the 1150 megawatts cleared, what price would you have had to see to have cleared all 1150?
Mark Jacobs — RRI Energy, Inc. — President, CEO
Yes. Lasan, I really can’t get into the specifics of that because that gets into our specific bidding behavior. We do have an active auction going on right now. I think you can take from looking at the results from prior auctions where we’ve had a significantly higher percentage. You can just track back on where that RTO price has cleared for the last several auctions and how much if you want to get kind of a ballpark estimate of where that might be. But again, it wouldn’t be appropriate for me to get into the specific bidding characteristics we had given we have an open option right now.
Lasan Johong — RBC Capital Markets — Analyst
Fair enough. Of the $250 million writedown for Niles and Elrama, is that reflective of kind of the then prevalent situation or is that reflective of what Reliant thinks is the future value of these plans going forward? In other words, was it the metrics that were used to measure whether you made to take the writedowns based upon kind of the forward curve at the time or a view of what Reliant management thinks is the worst of those plans?
Rick Dobson — RRI Energy, Inc. — CFO
The test incorporates the forward view and part of it. Since we saw a pretty precipitous drop in the forward curves, that caused a couple of those plants to trip the test. It’s a part of the analysis. Not all of the analysis, part of it’s our fundamental view, but part of it’s the forward curves.
Lasan Johong — RBC Capital Markets — Analyst
Can you give us a sense of how much was what?
Rick Dobson — RRI Energy, Inc. — CFO
The — I’ll say this much at this point. The forward curves play a significant part in the testing but they’re not all of it.
Lasan Johong — RBC Capital Markets — Analyst
Okay. Makes a lot more sense.
Mark Jacobs — RRI Energy, Inc. — President, CEO
It wasn’t any fundamental change of our perspective and the long-term way that we operate the assets. It really was this tripping over the test this quarter versus not having tripped it previous quarters is entirely due to the change in the forward curves.
Rick Dobson — RRI Energy, Inc. — CFO
Mark made a good point there. This FAS 144, Lasan, is a very prescriptive test in that once you’ve calculated a certain way it makes sense for to you stay very consistent in how you calculate that and we are being consistent as we go quarter to quarter. Very consistent. The forward curves are part of that calculation on a consistent basis, and when they change dramatically down like they did from quarter to quarter, you could see a plant come in and then once it misses the undiscounted test, then we go in and look at it from a fair value perspective.

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Lasan Johong — RBC Capital Markets — Analyst
Understood. It’s very similar to an E&P ceiling test. That makes perfect sense to me. One last question related to the $1.8 billion in debt. I’m assuming that Reliant/Mirant is prepared to use the $2.5 billion war chest to pay off that $1.8 billion if the debt holders become difficult. Is that a fair statement?
Rick Dobson — RRI Energy, Inc. — CFO
Well, put it this way. We’ve got $1.8 million, Lasan, of debt to deal with. The plan is for us to address that debt principally through refinancing. We may consider some other alternatives such as a consent solicitation. That’s something that the team is working on. I would say this, in terms of the cash balances that, you know that’s something that, you know, the combined company’s going to be focused on having the appropriate amount of cash going forward. I would look principally for that debt to be addressed through, you know, refinancing or other means.
Lasan Johong — RBC Capital Markets — Analyst
Is it fair to say that you would pursue a covenant light package?
Mark Jacobs — RRI Energy, Inc. — President, CEO
The team, Lasan, is looking at all of the different options. I don’t want to get in front of them in terms of what we ultimately conclude. What’s going to be important at the end of the day is debt that is attractively priced, that gives us flexibility that’s consistent with our balance sheet philosophy of having a strong balance sheet and exactly kind of the package of instruments that we put together. That’s something, as I said, the team is working on the optimal mix of those.
Lasan Johong — RBC Capital Markets — Analyst
Thank you much.
Operator
Your next question comes from Nitin Dahiya from Nomura Securities. Please go ahead.
Nitin Dahiya — Nomura Securities — Analyst
Good morning.
Mark Jacobs — RRI Energy, Inc. — President, CEO
Good morning.
Nitin Dahiya — Nomura Securities — Analyst
Sorry to beat a dead horse. On the financing, just one question. Do you still intend to do all of the financing at the parent general level or are you also looking at doing it at other parts of the structure if you like?
Rick Dobson — RRI Energy, Inc. — CFO
At this point Mark said it really well. We’ve got a wide array of options at our disposal.

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Nitin Dahiya — Nomura Securities — Analyst
Yes.
Mark Jacobs — RRI Energy, Inc. — President, CEO
We’re in the process of making that termination right now as we speak. We’ll get to that in due time. It’s just too early to speculate at this point in time. That’s kind of where we’re going to be on this call from a forward-looking question perspective.
Nitin Dahiya — Nomura Securities — Analyst
Fair enough. You were clear that’s what you were looking at. Has something changed or you just don’t want to comment on it?
Mark Jacobs — RRI Energy, Inc. — President, CEO
I would say that what we articulated last time, that the revolvers and replacing revolvers, we would expect to do that at the GenOn parent company level. Nothing has changed from what we communicated before.
Rick Dobson — RRI Energy, Inc. — CFO
Nothing has changed, and everything’s still on the table, it’s just too early to speculate on it.
Nitin Dahiya — Nomura Securities — Analyst
I see. On the sensitivities that you provide, are these pro forma for the move to PJM or are they on, if you like, as-is basis where things stand today.
Mark Jacobs — RRI Energy, Inc. — President, CEO
The move to PJM would not affect those sensitivities that we provide that are primarily commodity price sensitivities.
Nitin Dahiya — Nomura Securities — Analyst
So you just use a constant e-trade. Fair enough. Lastly, in terms of coal to gas switching, is it worse than last year. Are you seeing any changes on that front?
Mark Jacobs — RRI Energy, Inc. — President, CEO
We’ve seen natural gas prices decline. We’re in the shoulder period of the year so we really haven’t seen that. Again, obviously, we can tell from you our own portfolio what we’re seeing. I think we’re now getting into the part of the year as temperatures increase and load comes up that we may see more of that if gas prices continue to be under pressure. I would say in kind of the shoulder periods, here the aggregate load levels haven’t been high enough to see the coal to gas switching.
Nitin Dahiya — Nomura Securities — Analyst
Thank you.
Operator
Next question comes from Brian Chin from Citigroup. Please go ahead.

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Brian Chin — Citigroup — Analyst
Hi. Good morning.
Mark Jacobs — RRI Energy, Inc. — President, CEO
Good morning, Brian.
Brian Chin — Citigroup — Analyst
So the preliminary prospectus is going to be filed in mid-March of 2011?
Mark Jacobs — RRI Energy, Inc. — President, CEO
No. We said that’ll be filed here by the end of this Q2.
Brian Chin — Citigroup — Analyst
Oh, by end of Q2? Okay.
Mark Jacobs — RRI Energy, Inc. — President, CEO
Yes.
Brian Chin — Citigroup — Analyst
Second is the California Water Resources Board approved a more stringent cooling to reaffirm more stringent once through cooling requirements. Can you just talk through any sort of updated thoughts you might have on that?
Mark Jacobs — RRI Energy, Inc. — President, CEO
Sure. What you are referring to is the board did adopt a policy on once-through cooling on Tuesday of this week. That policy impacts our Mandalay and Ormond Beach units. We are currently reviewing the policy and the ability of our units to meet the compliance requirements, but the headlines of that are that both plants will have compliance dates of 2020, but that date could change if the units are needed for reliability. I’m cautiously optimistic that we’re going to be able to comply with that new rule without adding cooling towers or shutting the units down. There were also a lot of last-minute changes at the hearing to adopt that rule. There’s still some ongoing confusion over exactly what the water board did approve.
Brian Chin — Citigroup — Analyst
Okay. So mechanically, how could you meet the standards without putting in cooling towers? What are some of the options?
Mark Jacobs — RRI Energy, Inc. — President, CEO
There’s a track to compliance through operational changes. If the capacity factor of the plant isn’t that high, we would be able to comply with the rule.

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Brian Chin — Citigroup — Analyst
Great.
Mark Jacobs — RRI Energy, Inc. — President, CEO
Stepping back if you look at it from a big picture, these are units out there that have single digit capacity factors. They play a valuable capacity role.
Brian Chin — Citigroup — Analyst
Right.
Mark Jacobs — RRI Energy, Inc. — President, CEO
Given the limited run hours and limited impact on use of sea water, intellectually to us, it doesn’t make a whole lot of sense to add lots of new capital such as cooling towers to those types of units.
Brian Chin — Citigroup — Analyst
Right, right. Okay. And then on the RPM auction, are you guys thinking it’s going to be this year’s auction that gets affected by all of the different pending EPA rule changes or are you thinking that it’s more next year’s auction’s going to be incrementally affected by the different rule changes?
Mark Jacobs — RRI Energy, Inc. — President, CEO
I don’t think there’s any question. Again, I can’t speak for others. We’re going to have to see the results when they get posted. We have thought about that as a team, and developed our strategy for bidding, clearly what the environmental landscape and rules are going to be, it’s something that weighs into that decision. Again, whether that shows up in prices this year, the way people bid, I think that’s going to be something we’re going to have to wait and see the results of the auction.
Brian Chin — Citigroup — Analyst
Fair enough. Thank you.
Operator
The next question comes from Ameet Thakkar of Banc of America Merrill Lynch. Please go ahead.
Ameet Thakkar — BofA Merrill Lynch — Analyst
Good morning, guys.
Mark Jacobs — RRI Energy, Inc. — President, CEO
Good morning.

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Ameet Thakkar — BofA Merrill Lynch — Analyst
Just a quick question on the Cheswick scrubber tie-in, that’s scheduled to be finished some time in Q2. What sorts of incremental fuel expense should we expect from, lime or urea?
Rick Dobson — RRI Energy, Inc. — CFO
Ameet, you’re going to see a little bit increase in some of the operating O&M costs. You’re going to see a corresponding reduction in the emission prices, I would say, at the depressed level of emission prices we have today, I wouldn’t expect the economics from the Cheswick unit to be materially different once we get the scrubber on from what we have today.
Ameet Thakkar — BofA Merrill Lynch — Analyst
Great. Thanks, guys.
Operator
The next question comes from Michael Lapides from Goldman Sachs. Please go ahead.
Michael Lapides — Goldman Sachs — Analyst
Hey, guys, my apologies. Asked and answered.
Operator
The next question comes from Neel Mitra from Simmons & Company International. Please go ahead.
Neel Mitra — Simmons & Co — Analyst
Hey, good morning.
Mark Jacobs — RRI Energy, Inc. — President, CEO
Good morning.
Neel Mitra — Simmons & Co — Analyst
Just had a question in California. What are the opportunities to lock in the incremental 690 megawatts of capacity at prices similar to what you did for 2012?
Mark Jacobs — RRI Energy, Inc. — President, CEO
That’s something we’ve done in origination team that actively working on opportunities that remaining uncontracted capacity and that’s something that that team is focused on every day. They come into the office and look for opportunities to monetize that remaining capacity we have in the plants.
Neel Mitra — Simmons & Co — Analyst
Do you think you will be able to realize prices similar to 2012, or is there a fundamental difference in the environment between those two years?

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Mark Jacobs — RRI Energy, Inc. — President, CEO
I think every year is different and I think the time at which you contract provides for different sets of opportunities here. Again, I wouldn’t look necessarily for 2012 to be a guide for prices we could get for that unit, but rest assured that our team is working to get the absolute best price for that capacity that we can get.
Neel Mitra — Simmons & Co — Analyst
And then on coal to gas switching, may be looking a little bit more specifically on how Hunterstown’s running. Is that asset running as much as 2009 or have you seen the capacity factor come down to normalized levels?
Mark Jacobs — RRI Energy, Inc. — President, CEO
We’ve seen Hunterstown run somewhat but not as much as we saw it run in period where’s we saw coal to gas switching last year. When you go through the detailed disclosures we have, you’re going to see the generation volumes from Hunterstown being down versus last year.
Neel Mitra — Simmons & Co — Analyst
What about just in the last month or so?
Mark Jacobs — RRI Energy, Inc. — President, CEO
We’ll have a day here and there where it’s been ticked up, but in general, we’ve not seen a lot of run hours from Hunterstown in the last month.
Rick Dobson — RRI Energy, Inc. — CFO
Mark, you said it well, when you’re in the shoulder period, it’s really difficult to see those differentiations, you need to get into the summer or fall where Hunterstown did make a big push in the switching area.
Neel Mitra — Simmons & Co — Analyst
Okay, thank you.
Operator
The next question comes from Gregg Orrill from Barclays Capital. Please go ahead.
Gregg Orrill — Barclays Capital — Analyst
Thanks a lot. Wanted to come back to the RPM auction again, and I was wondering if you had a view on sort of where the demand response, bidder’s profitability, and any thoughts you had on their bidding behavior in the upcoming auction?
Mark Jacobs — RRI Energy, Inc. — President, CEO
I don’t have any unique insights. I think that demand response, there’s a range of different types of response. I’d say in general, I think that’s been one of the real benefits of the competitive market structures, that it has brought demand response, nontraditional forms of supply to bear. One of the things that we feel strongly about is the demand response have to live up to certain types of performance standards just like supply bids has to live up to. The specifics of kind of where those individuals are going to bid, again that really isn’t — wouldn’t be for us to speculate on.

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Gregg Orrill — Barclays Capital — Analyst
Okay. Also, what is your expectation on how EPA is going to roll out the proposal on the revised care rules sort of timing and how that’s getting caught up in anything else in Washington?
Mark Jacobs — RRI Energy, Inc. — President, CEO
I think that there’s no question that the political agenda has changed, but when I come back and assess this, it may not have changed as much as many, including myself, originally thought. I think if you roll the clock back a little bit, I think many people thought CO2 legislation was going to be a near certainty. I think things have gotten deferred, delayed on that as you’re very well aware of. The EPA has met a lot of constituents of actions that they take. So from a timing standpoint, I think this is going to take a little bit longer to play out here. My expectation is we’re going to see more stringent regulation over time. My expectation is that we’ll be making additional environmental upgrades to our fleet over time. One of the ways we’ve tried to address that is by providing transparency in our public filings in terms of the types of investments that we will be likely considering over the next couple of years.
Gregg Orrill — Barclays Capital — Analyst
Okay. Thanks a lot.
Operator
The next question comes from Julian Smith from UBS. Please go ahead.
Julian Smith — UBS — Analyst
Good morning. Just wanted to ask a couple quick questions. I know you haven’t disclosed the hedge volume but any change from the last disclosure as far as the hedges that you’re willing to share with us?
Rick Dobson — RRI Energy, Inc. — CFO
This is Rick. There’s nothing significant. We haven’t put any new hedges on. We gave all of the detail around the hedge components of the last couple quarters. So if you wanted to re mark them, can you do that work yourself. There’s no significant new positions that have been put on the company.
Julian Smith — UBS — Analyst
Then, secondly, out of the $54 million number, is that entirely RPM or is it something else there needs to be aware of some.
Rick Dobson — RRI Energy, Inc. — CFO
No that’s entirely RPM. Most of that came from the planning year 2011 auction. As you know that planning year spills into 2012. So there’s roughly, I’d say $27 million of that that impacts calendar year 2011. And $24 million or so that impacts calendar year 2012. Then a small piece of that spills over into calendar year 2013.
Julian Smith — UBS — Analyst
A final question, touching on another environmental issue here, the coal ash proposed ruling that came out the other day, any initial read thoughts impacts if you will, timing?

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Mark Jacobs — RRI Energy, Inc. — President, CEO
As most of you are aware that that EPA action is a response to the Asheville and TVA, Kingston Station. I think it’s important to point out that RRI doesn’t use long-term wet fly ash storage disposal like what the TVA Kingston station used. The vast majority of our station used dry handling disposal methods. We recognized the need for additional regulation on ash handling. We supported non-hazardous designation of coal ash. The EPA did release a proposed coal ash rule on Tuesday, as I’m sure most of you aware.
Our team is busy reviewing that proposal but I think, the punch line here is there are two options the EPA laid out within that rule. One is a hazardous treatment for non-beneficial use, and the second path was a non-hazardous treatment. My view that’s a very unusual step for the EPA to take to provide kind of multiple options here. That’s in response to a significant amount of an effort to deviate from what I this I would have been additional path of going down the hazardous route. I think it’s too early to tell exactly how that’s going to impact us.
Julian Smith — UBS — Analyst
Thanks for the input.
Operator
The next question comes from Robert Howard from Prospector Partners. Please go ahead.
Robert Howard — Prospector Partners — Analyst
Good morning. I wanted to check in just again about the 2012 auction. Was that the reduction in how much you won based at all on any change year to year or all by new sources of generation or demand response new things that might have bid into the auction?
Mark Jacobs — RRI Energy, Inc. — President, CEO
Again, Robert, the prices in that incremental auction cleared on top of where the base auction cleared. So we had if you set aside the assets that are moving into the First Energy territory, we had a couple other assets. Bruno Island and Elrama that did not clear or that original 2012 auction given those lower prices. There isn’t any new news coming out of the interim auction, because they cleared pretty much on top of where the base auction did.
Robert Howard — Prospector Partners — Analyst
That’s fine. With the impairments, does that analysis get completely redone with the merger in terms of as you’re doing the merger accounting? Does that reach that again?
Rick Dobson — RRI Energy, Inc. — CFO
Yes. There is different accounting in merger accounting under the acquisition FASB. So there will be a revaluation again on the consummation of the merger. It will be a revaluation of our assets because for accounting purposes, Mirant’s the acquirer.
Robert Howard — Prospector Partners — Analyst
Do the assumptions change in that? Do you go out a further number of years or do you have to source your pricing all from forward curves or anything that kind of is treated differently like that?

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Rick Dobson — RRI Energy, Inc. — CFO
The assumptions will be similar to what we used when we go through and do the net present value analysis once a plant fails a test. So it’ll be in the same range of how we look at the fair value of the plants once they failed the test. So you’ll see our best effort, we’ll make an effort in the proxy, when it’s filed, to project that on a pro forma basis. Then that will get done on what I call final forma on the close of the transaction.
Robert Howard — Prospector Partners — Analyst
I guess that’s going to have to be done for all of your assets.
Rick Dobson — RRI Energy, Inc. — CFO
It will be done for all of our assets versus ones that trip the undiscounted test.
Robert Howard — Prospector Partners — Analyst
In theory, if curves could move in such a way you’re going to have to write it back up?
Rick Dobson — RRI Energy, Inc. — CFO
This is the one circumstance that’s a rarity in accounting that if curves move back up, those plants could be written up under that FASB.
Robert Howard — Prospector Partners — Analyst
That’s it for me. Thanks.
Rick Dobson — RRI Energy, Inc. — CFO
Kristine, I think we’ll take two more questions.
Operator
Thank you. The next question comes from Raymond Leung from Goldman Sachs. Please go ahead.
Raymond Leung — Goldman Sachs — Analyst
Hi, guys. Thanks for all of your time today. Just want to go back to the financing issue. I know it’s still early in the process. You mentioned you may look at consent solicitations. Can you elaborate on that and talk about what you are thinking there and what boxes you may target?
Mark Jacobs — RRI Energy, Inc. — President, CEO
The team is looking at a wide range of options on that. It would be premature to speculate on that. Again, we’re looking at kind of anything and everything in terms of the financing plan.
Raymond Leung — Goldman Sachs — Analyst
Any idea when you know a better idea?

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Mark Jacobs — RRI Energy, Inc. — President, CEO
We’ll announce that when we’ve got that idea.
Raymond Leung — Goldman Sachs — Analyst
All right. Thank you, guys.
Operator
The next question comes from John King from Western Asset Management. Please go ahead.
John King — Western Asset Management — Analyst
Good morning.
Mark Jacobs — RRI Energy, Inc. — President, CEO
Good morning.
John King — Western Asset Management — Analyst
Quick merger structure question for you. If I understand correctly, Mirant Corp will be merged into RRI Energy, which will then be renamed as GenOn, do you have that correctly so far?
Rick Dobson — RRI Energy, Inc. — CFO
The way it will work is that Mirant Corp will be merged into a subsidiary, newly formed subsidiary of RRI Energy, with Mirant Corp being the survivor of that merger. As a result of the transaction, Mirant Corp would be a wholly owned subsidiary of RRI Energy, which will then be renamed to GenOn Energy.
John King — Western Asset Management — Analyst
The follow-up to that, will the rest of the corporate structures, the Mirant Americas structure and the REMA and the Orion structures below that, will those generally remain intact as they are or is there a plan to integrate those or to do anything with those?
Mark Jacobs — RRI Energy, Inc. — President, CEO
As it relates specifically to the merger, I just went through what will be the only affect on corporate entities in terms of the merger.
John King — Western Asset Management — Analyst
Okay. That’s fair. And then lastly on the timing of the financing, did you say you intended to have the financing lined up and ready to go and executed prior to merger close? If so, would the proceeds be held in escrow until closing? Is that what I understood from earlier in the call?
Rick Dobson — RRI Energy, Inc. — CFO
Yes. The team is working on the best way to do that, but it is a requirement or condition to closing the merger.

Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
John King — Western Asset Management — Analyst
Sure.
Rick Dobson — RRI Energy, Inc. — CFO
That debt financing be addressed. Whether we ultimately do that ahead of time or concurrent with, those are the options the team is looking at.
Dennis Barber — RRI Energy, Inc. — VP IR
Thank you very much for your time today. We appreciate your interest in RRI Energy. Have a good day.
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Forward-Looking Statements
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Final Transcript
May 06, 2010 / 02:00PM GMT, RRI — Q1 2010 RRI Energy, Inc. Earnings Conference Call
Additional Information And Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant Corporation, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will distribute the joint proxy statement/prospectus to our respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Participants In The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant as described above.